Exhibit 99.38

LINEAR GOLD CORP

Linear Gold Reports Continued Positive Drill Results From the Ixhuatán Project, Mexico

July 5, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that it has identified additional gold mineralization in areas nearby the Campamento Gold Deposit. New results are from hole IX-106, located 300 metres to the northwest of the Campamento Deposit and Holes IXLG-01 and IXLG-02 from the Laguna Grande zone located 700 metres to the southwest of the Campamento Deposit, within Linear’s 100% owned Ixhuatan project.

Highlights from this drilling are as follows:

•

10.8 grams per tonne gold over 4.0 metres in Hole IX-106 from 202 metres depth

•

3.3 grams per tonne gold over 10.0 metres in Hole IX-106 from 218 metres depth

•

2.7 grams per tonne gold over 12.0 metres in Hole IXLG-01 from 32 metres depth

•

8.8 grams per tonne gold over 2.0 metres in Hole IXLG-02 from 202 metres depth

The results of Holes IX-105 – IX-106 and IXLG-01 – IXLG-02 are summarized below:

Drill Hole	From	To	Interval* (Metres)	Grams per tonne Gold	Grams per tonne Silver
IX-105	97.7	98.7	1.0	1.2	5.0
	124	150	26.0	1.7	7.1
IX-106	186	194	8.0	1.0	0.1
	202	206	4.0	10.8	1.9
	218	228	10.0	3.3	2.7
IXLG-01	32	44	12.0	2.7	10.5
	70	72	2.0	1.5	1.7
	94	102	8.0	2.1	3.7
	202	204	2.0	1.0	1.2
	212	214	2.0	2.2	1.8
IXLG-02	178	184	6.0	1.2	16.6
	202	204	2.0	8.8	33.1

* Note: The true widths of the intersections have not yet been determined; widths in table are based on core lengths

Northwest of Campamento

Hole IX-106 was collared 300 metres to the northwest of the Campamento gold deposit in order to test a combined gold in soils anomaly and IP chargeability anomaly. The hole was drilled at an azimuth of 195 degrees and an inclination of -60 degrees on a structural trend leading from the Campamento Deposit. The hole encountered strong gold mineralization from 202 to 206 metres containing 4 metres of 10.8 grams per tonne gold and 1.9 grams per tonne silver. The hole also encountered a zone from 218 to 228 metres containing 10.0 metres of 3.3 grams per tonne gold and 2.7 grams per tonne silver. The mineralization is associated in both cases with strongly oxidized structural zones hosted in an altered calcareous sedimentary package.

Southwest of Campamento

Hole IXLG-01 was collared 250 metres to the southwest of Hole IX-103 within the Laguna Grande gold in soil anomaly and is located approximately 700 metres from the southwestern margin of the Campamento gold deposit. The hole was drilled at an azimuth of 150 degrees and an inclination of -55 degrees to test anomalous surface rock chip gold values within a broader gold soil anomaly. The hole encountered a series of gold bearing structural zones including from 32 to 44 metres containing 12 metres of 2.7 grams per tonne gold and 10.5 grams per tonne silver, and 94 to 102 metres containing 8 metres of 2.1 grams per tonne gold and 3.7 grams per tonne silver.

Hole IXLG-02 was collared 110 metres to the southwest of Hole IX-104 (18 metres of 3.5 g/t Au reported on May 26, 2006). The hole was collared to test the broader scale of the gold in soil anomaly at an azimuth of 150 degrees and an inclination of -55 degrees. The hole similarly crossed a series of gold-bearing structural zones, including from 178 to 184 metres containing 6 metres of 1.2 grams per tonne gold and 16.6 grams per tonne silver and from 202 to 204 metres containing 8.8 grams per tonne gold and 33.1 grams per tonne silver.

Holes IXLG-03 and IXLG-04 have also been completed in the Laguna Grande soil target area and assays are pending.

Campamento Deposit

Hole IX-105 was drilled along the south-eastern margin of the Campamento Gold Deposit to further define the ore shell in this area. The hole was drilled from the pad for IX-68 at an azimuth of 338 degrees and an inclination of -65 degrees and encountered the lower grade gold halo of the Campamento system at predicted depths. The hole was bottomed in mineralization from 124 to 150 metres containing 26 metres of 1.7 grams per tonne gold and 7.1 grams per tonne silver. The hole is seen as not providing any material impact to the resource calculation published on June 15, 2006.

A total of three drill rigs are working at the Ixhuatan project, including two in the Laguna Grande area and one in the Caracol copper-gold zone.

Phil Pyle, Linear’s vice president of exploration states: “we continue to be encouraged by the large offsets of gold mineralization in the Laguna Grande zone and to the northwest of the Campamento deposit. There appears to be continuity of the structural zones which project out from the deposit in these two principal directions.”

This press release has been prepared under the supervision of Mr. David Rowe, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101. A map of the project showing the location of all drill holes is available at the company’s website www.lineargoldcorp.com.

All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater than 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through joint ventures in Canada and the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

Linear Gold Corp.

2000 Barrington St., Suite 502, Halifax, NS, Canada  B3J3K1

Telephone: (902) 422-1421  Facsimile:  (902) 491-4281    Internet: www.lineargoldcorp.com